
July 7, 2022

Gena Ashe
Chief Legal Counsel
Anterix Inc.
3 Garret Mountain Plaza
Suite 401
Woodland Park, New Jersey 07424

> **Re: Anterix Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2022**
> **File No. 333-265930**

Dear Ms. Ashe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at (202) 551-3887 or Joshua Shainess at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology